[Letterhead of Sutherland Asbill & Brennan LLP]

February 19, 2013

VIA EDGAR

John M. Ganley, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             New Mountain Finance Corporation and New Mountain Finance Holdings, L.L.C.

Registration Statement on Form N-2  Filed on January 10, 2013

File Nos. 333-185955 and 333-185954

Dear Mr. Ganley:

On behalf of New Mountain Finance Corporation (the “Fund”) and New Mountain Finance Holdings, L.L.C. (the “Operating Company” and together with the Fund, the “NMF Funds”), set forth below are the NMF Funds’ responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the NMF Funds in a letter, dated February 8, 2013, with respect to NMF Funds’ joint registration statement on Form N-2 (File Nos. 333-185955 and 333-185954), filed with the Commission on January 10, 2013 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below and are followed by the NMF Funds’ responses.  Where revisions to the Prospectus have been referenced in the NMF Funds’ response, such revisions have been reflected in the marked pages from the Prospectus attached as an appendix hereto.

PROSPECTUS:

Prospectus Summary — Recent Developments (Page 4)

1.                                      The second paragraph of this section states that the “advance rate” for borrowings under the Holdings Credit Facility was increased from 67% to 70% on specified first lien debt securities. Similarly, the third paragraph states that the advance rate for borrowings under the SLF Credit Facility has also been increased from 67% to 70%. Please explain the term “advance rate” in plain English. In addition, please ensure that the increase in the advance rate is reflected consistently throughout the registration statement. For example, it appears that the first two paragraphs on page 94 of the section captioned “Business — The Company” includes references to the 67% rate only, not the increased rate of 70%.

The NMF Funds have revised the disclosure set forth under the “Prospectus Summary,” “Management’s Discussion and Analysis …” and “Business” sections of the Prospectus in response to the Staff’s comment.

Prospectus Summary — Competitive Advantages — Proven and Differentiated Investment Style With Areas of Deep Industry Knowledge (Page 5)

2.                                      The second paragraph of this section uses the terms “end markets” and “secular headwinds,” which may be unfamiliar to some investors. Please provide plain English explanations of these terms.

The NMF Funds have revised the “Prospectus Summary — Competitive Advantages” and “Business — Competitive Advantages” sections of the Prospectus in response to the Staff’s comment.

Fees and Expenses (Page 16)

3.                                      The “Total annual expense” ratio in the fee table is 7.6%. The Financial Highlights on page F-64 shows the Ratio to average net assets: Total expenses (net of expenses reimbursable) for the nine months ended September 30, 2012 as 8.71%. Please explain to us why these amounts are different.

The NMF Funds advise the Staff on a supplemental basis that the total expenses of 8.71% disclosed on page F-64 of the consolidated financial statements included in the Prospectus are calculated by annualizing the actual expenses recorded through September 30, 2012 and dividing such actual expenses by the average net assets during the nine months ended September 30, 2012. On the other hand, the total annual expenses in the “Fees and Expenses” section are calculated by annualizing the actual expenses recorded through September 30, 2012 and dividing such actual expenses by the net asset value as of September 30, 2012. The Fund completed an equity capital raise during the three months ended September 30, 2012, raising approximately $82.3 million in net proceeds. As a result, the Operating Company’s net asset value as of September 30, 2012 was greater than the average net assets during the nine months ended September 30, 2012 and, consequently, the total annual expense ratio in the fee table is lower than the expense ratio on page F-64.

Risks Related to Our Operations — Pending Legislation may allow the Operating Company to incur additional leverage (Page 43)

4.                                      This section explains that the Operating Company generally is not permitted to borrow unless immediately after a borrowing the Operating Company has asset coverage for total borrowings of at least 200%. The section includes a parenthetical explaining 200% asset coverage is “the amount of debt that may not exceed 50% of the value of our assets.” Please make clear that “assets” here refers to total assets. Please also explain 200% asset coverage in terms of net assets (i.e., 200% asset coverage means the Operating Company may borrow an amount equal to 100% of net assets).

The NMF Funds have revised the “Risk Factors — Risks Related to Our Operations” section of the Prospectus in response to the Staff’s comment.

Business — The Company (Page 92)

5.                                      The second paragraph on page 94 of this section states that “[d]ue to a fifth amendment to the SLF Credit Facility on October 27, 2011, NMF SLF is no longer restricted from the purchase or sale of loans with an affiliate.” NMF SLF, as an entity that is controlled by the Operating Company, is subject to Section 57 of the Investment Company Act of 1940, which prohibits or restricts transactions with certain related parties. Please explain to us what types of affiliated transactions in which NMF SLF may engage and how such transactions are consistent with Section 57.

The NMF Funds advise the Staff on a supplemental basis that the amendment to the above-referenced credit facility would only permit NMF SLF to engage in transactions in which an affiliate is also involved where doing so would not result in a violation of Section 57 under the Investment Company Act of 1940, as amended (the “1940 Act”).  Specifically, the NMF Funds would expect that any such transaction would fall within the scope of either (i) the exemption for transactions with downstream affiliates set forth in Rule 17a-6 under the 1940 Act, (ii) the no-action position of the Staff set forth in Mass Mutual Life Ins. Co. (SEC No-Action Letter)(pub. avail. June 7, 2000) regarding transactions where no term other than price is subject to negotiation, or (iii) any future exemptive relief the NMF Funds may elect to seek from the Commission under Section 57.

PART C — OTHER INFORMATION:

Item 25 Financial Statements and Exhibits

6.                                      Exhibit 1 on page C-3 provides that a legality opinion will be filed by amendment.  Please confirm to us that a legality opinion will be filed as a post-effective amendment with respect to each takedown of shares from the shelf.  See Staff Legal Bulletin No. 19 (CF) (Oct. 11, 2012), text at note 26.

The NMF Funds confirm to the Staff on a supplemental basis that a legality opinion will be filed as an exhibit to a post-effective amendment to the Registration Statement with respect to each offering of the Fund’s shares of common stock pursuant to the Registration Statement.

COMMENTS ON REPORT ON FORM 10-Q

7.                                      On November 7, 2012, the Fund filed a report on Form 10-Q, which includes certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 from the principal executive officer and the chief financial officer of the Fund. A review of the certifications shows that subparagraph (b) to paragraph 4 was omitted. Please explain to us the basis for this omission.

The NMF Funds advise the Staff on a supplemental basis that the above-referenced subparagraph was omitted in reliance on Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act), which permits such omission by issuers that are not yet subject to the internal control over financial reporting requirements set forth in Rule 13a-15 or 15d-15 under the Exchange Act.

GENERAL COMMENTS:

8.                                      Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

The NMF Funds acknowledge and have complied with the Staff’s comment.

9.                                      We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The NMF Funds acknowledge the Staff’s comment.

10.                               If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (“Securities Act”), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

The NMF Funds advise the Staff on a supplemental basis that they do not presently intend to omit information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act.

11.                               Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The NMF Funds advise the Staff on a supplemental basis that they do not presently intend to seek any exemptive or no-action relief in connection with the Registration Statement.

12.                               Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

The NMF Funds acknowledge the Staff’s comment and have reflected the changes referenced herein in Pre-Effective Amendment No. 1 to the Registration Statement.

13.                               We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The NMF Funds acknowledge the Staff’s comment.

14.                               Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

The NMF Funds acknowledge the Staff’s comment.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	David Cordova / New Mountain Finance Corporation
John Mahon / Sutherland Asbill & Brennan LLP